p 612.672 8200 f 612.672.8397 www.maslon.com	MASLON MASLON EDELMAN BORMAN & BRAND 3300 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402-4140
April 28, 2006	Ranga Nutakki Direct Phone: (612) 672-8311 Direct Fax: (612) 642-8311 Ranga.Nutakki@maslon.com
Via Facsimile and U.S. First Class Mail

Jill S. Davis, Branch Chief
Division of Corporate Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0404

Re:	Inhibiton Therapeutics, Inc.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Filed February 24, 2005

Form 10-QSB for Fiscal Quarters Ended March 31, 2005 and July 31, 2005 and October 31, 2005

Filed May 16, 2005, September 21, 2005 and December 21, 2005

Response Letter Dated January 10, 2006

File No. 333-57946

Dear Ms. Davis:

This letter constitutes Inhibiton Therapeutics, Inc.’s (the “Company”) response to the comment letter from the Division of Corporate Finance of the dated February 3, 2006 with respect to the filings with the Secretaries and Exchange Commission listed above. Included below are the SEC’s comments and the Company’s corresponding responses, together with the Company’s proposed resolution, if applicable. All references to page numbers in this letter are references to pages of these marked copies.

Form 10-KSB for the Fiscal Year Ended December 31, 2004
Financial Statements
Report of Independent Registered Public Accounting Firm, page 16

1. We note your response to prior comment one indicating your proposed changes to your auditor’s report. Please have your auditor further revise his report to include the registered PCAOB name in the signature line of the report.

April 28, 2006

RESPONSE:

Hawkins Accounting has confirmed that their re-issued 1-26-05 audit letter was indeed hand signed “Hawkins Accounting.” The Company’s filed edgar version of the auditor’s report incorrectly conformed the signature of “Richard Hawkins” personally. A copy of the executed audit letter is attached here to as Exhibit A. If required by the Commission, the Company will amend its Form 10-KSB to attach the corrected auditor’s report.

Form 10-QSB for the Fiscal Quarter Ended October 31, 2005.

2. We note your response to prior comment two indicating that the convertible debt instrument qualifies as conventional convertible under paragraph 4 of EITF 00-19 and are unable to agree with your conclusion. In this regard we note the convertible debt instrument appears convertible into a variable number of shares. Refer to paragraph 4 of ETIF 00-19 and EITF 05-02 for the definition of conventional convertible. Based on the conversion terms, it appears that the number of shares that could be issued upon conversion could be unlimited and thus it appears that settlement is not within control of the Company. Refer also to Paragraph 20 of EIFT 00-19. As such it appears you will need to bifurcate and separately value the conversion option. Please provide us with the fair value of the conversion option bifurcated from the debt instrument and provide an analysis of the effect on your financial statements for all interim periods reported.

RESPONSE:

Based upon a further analysis of paragraphs 4 and 20 of EITF 00-19, the Company believes that at the date the convertible debt was issued, the number of shares that could have been required to be delivered upon net share settlement was essentially indeterminate, and therefore it was not possible to conclude that the Company had sufficient available authorized and unissued shares. Net share settlement was determined not to be within the control of the Company.

As a result, the Company has bifurcated and separately valued the conversion option from each debt instrument utilizing the Black-Scholes valuation model. The total estimated fair value of the conversion options at the dates the notes were issued (September and October 2004) was determined to be approximately $80,000, which has now been accounted for as a derivative liability and a discount to the debt, as discussed below.

From the date of note issuance and at each reporting period through June 20, 2005 (30 days subsequent to the merger date with Organic Soils.com), the changes in the fair value of the derivative liability were calculated. The amortization of the debt discount has also been calculated for each period. For the three and six months ended July 31, 2005, the Company recorded a $77,900 and $80,000 change (decrease) to the derivative liability, respectively, and approximately $18,500 and $60,000 of amortization of discount (interest expense), respectively.

April 28, 2006

On June 20, 2005, the number of shares into which the notes were convertible was fixed and determinable, and the notes were therefore determined to be conventional as of that date. Therefore, on June 20, 2005, the derivative liability was adjusted to $0, and the change in fair value was recorded as a credit to income. For the three and nine months ended October 31, 2005, amortization of debt discount was determined to be $18,500 and $78,500, respectively.

Based on this information, the Company is proposing that it amend the Forms 10-QSB for the fiscal quarters ended July 31, 2005 and October 31, 2005 to reflect the bifurcation of the conversion option with the accounting treatment as provided above.

3. Additionally, we note that you appear to have issued or have an obligation to issue 2,000 shares of your common stock with a minimum guaranteed market value of $250,000 upon commencement of public trading, or additional shares will be issued. This obligation or put option appears to be freestanding and apart from your debt contracts. Please provide us an analysis under SFAS 133 and 00-19 regarding effect this instrument had on your financial statements and quantify the fair value of this instrument for all interim periods reported. Please accompany your response with the authoritative literature that applies in accounting for this instrument.

RESPONSE:

In connection with the note issuances, the Company issued 2,000 shares of common stock for each $50,000 of debt to each note holder with a minimum guaranteed market value of $250,000 upon the commencement of public trading. The Company determined that this obligation represents a financial instrument, freestanding and apart from the debt agreements in accordance with FASB No. 133. However, the note agreements do not include any requirements, obligations or penalties for the Company’s failure to begin trading as a public company; thus paragraph 16 of EITF 00-19 would not affect the accounting for the market value guarantee. Consistent with paragraph 12 of EITF 00-19, until the date the Company began trading as a public company, the Company controlled any potential obligation arising from the guarantee of market value. Therefore, the Company concluded that the fair value of the obligation was nominal. Upon commencement of public trading (May 19, 2005), the market value of each 2,000-share block of common stock issued was approximately $816,000 which was well in excess of the $250,000 minimum guaranteed market value. Consequently, the Company was not required to fulfill any obligation and no remaining obligation exists to date; thus, there is no liability recorded for the periods ended July 31 and October 31, 2005.

April 28, 2006

4. Please tell us whether you have any non-employee warrants or options exercisable for the period in which your convertible debt has been outstanding and tell us how you have considered paragraph 24 of EITF 00-19.

RESPONSE:

The Company has no warrants or options outstanding at this time.

5. Expand your disclosures to include all conversion terms and maturity dates of your convertible instruments.

RESPONSE:

Following is the Company’s proposed amended disclosure to its Form 10-QSB for the fiscal quarter ended July 31, 2005 to incorporate additional disclosure as to the conversion terms of the notes as requested. Similar disclosure would be included as appropriately updated in an amendment to the Company’s Form 10-QSB for the fiscal quarter ended October 31, 2005.

Note 5: Convertible Promissory Notes

In September and October 2004, the Company entered into agreements to borrow an aggregate principal amount of $225,000 and to issue to the lenders secured convertible notes.

Each note carries an interest rate of 8% per annum. Principal and accrued interest is due in October and November 2005, thirteen months from the date the promissory notes were issued. At the option of the lender, the principal and accrued interest may be converted, in whole or in part, into $0.01 par value common stock of the Company at 75% of the average closing price of the common stock for the first thirty days immediately following the date the Company began trading as a public company (May 19, 2005), or $3.38 per share.

The Company has bifurcated and separately valued the conversion option from the debt instrument utilizing the Black-Scholes valuation model. The total estimated fair value of the conversion option at the dates the notes were issued (September and October 2004) was determined to be approximately $80,000 and has been accounted for as a derivative liability and a discount to the debt, as discussed below.

April 28, 2006

From the date of note issuance and at each reporting period through June 20, 2005 (the date at which the conversion price was determined), the changes in the fair value of the derivative liability were calculated. The amortization of the debt discount has also been calculated for each period. For the three and six months ended July 31, 2005, the Company recorded a $77,900 and $80,000 change (decrease) to the derivative liability, respectively, and approximately $18,500 and $60,000 of amortization of discount (interest expense), respectively.

On June 20, 2005, the number of shares into which the notes were convertible was fixed and determinable, and the notes were therefore determined to be conventional as of that date. Therefore, on June 20, 2005, the derivative liability was adjusted to $0, and the change in fair value was recorded as a credit to income.

Item 3, Controls and Procedures, page F-9.

6. We note your proposed disclosure in response to prior comment three. Please amend your filing to include your revised controls and procedure disclosures.

RESPONSE:

The Company will include in the amended filings as discussed above revised controls and procedures disclosures.

* * * *

Please do not hesitate to contact me at (612) 672-8311 or William Mower at (612) 672-8358, with any questions concerning the responses included in this letter.

Sincerely,

/s/ Ranga Nutakki

Ranga Nutakki

RSN:ck

cc:  Jonathan Duersch

EXHIBIT A

Report of Independent Registered Public Accounting Firm

HAWKINS ACCOUNTING
Certified Public Accountant
Audit . tax . consulting

To the Board of Directors and Shareholders
Organic Soils.com, Inc.
Anchorage, Alaska

Report of Independent Registered Public Accounting Firm

I have audited the balance sheet of Organic Soils.com, Inc. as of December 31, 2004 and the related statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Organic Soils.com as of December 31, 2004, the results of operations and it’s cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

As discussed in Note 4 the accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has a working capital deficiency of $43,330 and shareholders’ deficiency of $43,330 at December 31, 2004, and a net loss from operation of $15,671 and a negative cash flow from operations of $13,639 for 2004, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

/s/ HAWKINS ACCOUNTING

January 26, 2005

Los Angeles, California

3535 S. Bentley Ave. Suite 302 Los Angeles, CA 90064
408.460.4173 FAX 310.477.6040 RRH2CPA@CS.COM